

January 8, 2013

Via E-mail
Mr. Nasser Nassiri
President, CEO and Chairman
Biocoral, Inc.
12-14 rue Raymond Ridel, 92250
La Garenne Colombes, France

> **Re: Biocoral, Inc.**
> **Form 10-K for the Year Ended December 31, 2011**
> **Filed May 7, 2012**
> **File No. 1-34059**

Dear Mr. Nassiri:

We have read your supplemental response letter dated November 29, 2012, and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter via EDGAR within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Year Ended December 31, 2011

General

1.   We note your response and your acknowledgment that you were not a smaller reporting company upon the filing of the Form 10-K. Please provide an analysis as to why you believe the information that was improperly omitted from the Form 10-K would not have been material to investors. Alternatively, please amend the Form 10-K to provide the omitted disclosure. In addition, please confirm that in future filings you will not utilize the disclosure relief provided to smaller reporting companies unless you qualify as such in accordance with Rule 12b-2.

Management's Discussion and Analysis of Financial Condition…, page 16

Patents and Product Development, page 16

2.   We note your response to prior comment 6. Please confirm to us that you will disclose 1) the amount of sales generated by both first and second generation products and 2) any trends or uncertainties that you reasonably expect to have a material impact on net sales or income from continuing operations by providing us with your proposed disclosure.

Note 3 – Summary of Significant Accounting Policies, page F-9

Patent Costs, Net, page F-11

3.   We note your response to prior comment 14. Please provide us with your assessment of the undiscounted expected cash flows related to the patents. In addition, please provide us with the following information:
   - Tell us whether you grouped any of the patents for purposes of your assessment, and if so, how you determined the grouped assets met the criteria in paragraphs 23 through 25 of ASC 360-10-35;
   - Tell us how you determined it was reasonable to project an increase in sales, given the decreases in sales you have experienced in each period since 2007;
   - Tell us how you assessed the likelihood of potential outcomes of each of the two lawsuits, how you determined the range of possible future net cash flows from the lawsuits, and whether you used a probability-weighted approach in your assessment; and
   - Provide us with your projections used to determine whether you will realize a benefit from your net operating loss carryforward.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        You may contact Jonathan Wiggins, Staff Accountant, at (202) 551-3694 or me at (202) 551-3429 if you have any questions.

                                                            Sincerely,

                                                            /s/ Kristi Marrone

                                                            Kristi Marrone
                                                            Staff Accountant